FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities

Exchange Act of 1934

For the 2nd day of May, 2005

M-SYSTEMS FLASH DISK PIONEERS LTD.

(Translation of registrant's name in English)

7 Atir Yeda St.

Kfar Saba 44425, Israel

(Address of principal executive offices)

Indicate by check mark whether registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with rule 12g3-2(b):

82-___________________.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

M-Systems Flash Disk Pioneers, Ltd.
(Registrant)
Date:	May 2nd, 2005	By:	/s/ Etan Mogilner
Associate General Counsel

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Editorial Contacts	Investor Contacts
Jeff Seedman / Lori Leavey	Jeff Corbin / Lee Roth
O`Leary and Partners	KCSA Worldwide
jseedman@olearypr.com / lleavey@olearypr.com	jcorbin@kcsa.com / lroth@kcsa.com
Tel: 1-949-224-4031 / 4023	Tel: 1-212-896-1214 / 1209

FOR IMMEDIATE RELEASE

Austrian Gaming Selects M-Systems' DiskOnChip® Flash Disk for Embedded Data Storage

DiskOnChip Delivers High Performance, Uncompromising Reliability and Sophisticated Security and Encryption Features to New Gaming Products

THE INTERNATIONAL CASINO EXHIBITION (ICE 2005), LONDON, Jan. 25 2005 - M-Systems (Nasdaq: FLSH) today announced that Austrian Gaming Industries (AGI) of Novomatic Group of Companies has selected DiskOnChip® for embedded data storage in  their new Novo Unity(TM) platform.

Novo Unity is a centralized, network-based PC gaming administration platform.  The DiskOnChip selected by AGI is a modular, plug-and-play flash-based storage device for the embedded market.  It draws on the best of M-Systems` flash expertise and innovative technology to deliver high performance, uncompromising reliability and sophisticated security and encryption features.

"The Novo Unity DiskOnChip solution gives our customers the reliability and security that they depend upon with a level of performance that supports even the most advanced features within our product line.  Our extensive testing and evaluation process has shown that M-Systems is able to deliver a flash-based storage solution that is well suited to the special needs of the gaming industry," said AGI`s Christian Schlinger, product development manager.

"As an innovator within the international gaming industry, Austrian Gaming is among leading companies that recognize the value of technology and the benefits that it can bring to their impressive line of products," said Erez Lev, M-Systems' embedded sales director for Europe.  "We are pleased that they have chosen to integrate DiskOnChip within their products and are proud to have a part in the satisfaction that Austrian Gaming delivers to its customers."

About Austrian Gaming Industries

Austrian Gaming Industries GmbH (AGI) is the manufacturing and distributing division of the Novomatic Group of Companies. As one of the leading European gaming manufacturers, their main focus is to design, develop and produce high quality gaming products. AGI provides the broadest product range in the gaming industry including traditional reel-spinning Slot Machines, Video Slots, Video Pokers, Video Lottery Terminals, Limited Stakes Gaming Products (AWP/LPM), Multi-Player Machines and Installations as well as Electronic Live Gaming Equipment.  For more information, please visit www.novomatic.com.

About M-Systems

M-Systems designs, develops and markets innovative flash data storage solutions for digital consumer electronics markets and embedded systems.  M-Systems primarily targets two fast-growing digital consumer electronics markets: the USB (universal serial bus) flash drive market with its DiskOnKey® product and the multimedia mobile handset market with its Mobile DiskOnChip® products.  For more information, please contact M-Systems at www.m-systems.com.

Note to Editors:  High-resolution photo images of M-Systems` products can be found on the Internet at www.m-systems.com/content/Corporate/Press/Photos.asp.

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All company and product names mentioned may be trademarks or registered trademarks of their respective holders and are used for identification purposes only.

This press release includes forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995.  Readers are cautioned not to place undue reliance on these forward-looking statements, as they are subject to various risks and uncertainties which may cause actual results to vary significantly.  These risks include, but are not limited to:  the effect of global economic conditions in general and conditions in M-Systems` industry and target markets in particular, shifts in supply and demand, market acceptance, the impact of competitive products and pricing, product development, commercialization and technological difficulties, and capacity and supply constraints including dependence on flash component suppliers; changes in M-Systems` and its customers` inventory levels and inventory valuations; timely product and technology development/upgrades and the ability to manage changes in market conditions as needed; market acceptance of new products and continuing product demand; the impact of competitive products and pricing on M-Systems` and its customers` products and markets; the development, release and sale of new products by strategic suppliers and customers; the development and growth of anticipated markets for M-Systems` and its customers` products; and other risk factors detailed from time to time in M-Systems` filings with the Securities and Exchange Commission.  M-Systems assumes no obligation to update the information in this press release and disclaims any obligation to publicly update or revise any such forward-looking statements to reflect any change in its expectations or in events, conditions, or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.  Reference to M-Systems` website above does not constitute incorporation of any of the information thereon into this press release.

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Oberthur Card Systems` Contacts	EuroRSCG
Stéphanie CAU	Odile Rebattet/Marie-Carole de Groc
Tel: +33 (1) 47 85 56 57	Tel: +33 (1) 58 47 95 06/07
s.cau@oberthurcs.com	Odile.rebattet@eurorscg.com
marie-carole.de-groc@euroscg.com

M-Systems' Editorial Contacts	M-Systems' Investor Contacts
Stephen Gaynor/Lindsey Brookes	Jeff Corbin / Lee Roth
Harvard Public Relations	KCSA Worldwide
Msystems@harvard.co.uk	jcorbin@kcsa.com / lroth@kcsa.com
Tel: +44 (0)208 759 0005	Tel: +1 (212) 896-1214 / 1209

Oberthur Card Systems Unveils GIGAntICTM -

Empowered by M-Systems` MegaSIM(TM) Technology

The World`s First Fully Operational USIM Card Combining 128 MB of Secure High-Capacity Flash Memory and High Speed Data Protocols for Multimedia Data Management

Paris, January 24th, 2005

Oberthur Card Systems, a global leader in smart card technology, and M-Systems (Nasdaq: FLSH), the leading developer of innovative flash data storage solutions for digital consumer electronics markets, have joined forces to revolutionise the telecommunications sector by announcing Oberthur Card Systems` new GIGAntIC(TM) card, the first fully functional 128Mbyte USIM1 card empowered by M-Systems` MegaSIM(TM) technology.

With the GIGAntIC(TM), a new generation of USIM cards with unlimited device interoperability has arrived - one that can offer security and programmability, combined with a totally new level of USIM card performances. Compared to current USIM cards available today in the field, Oberthur`s GIGAntIC(TM) increases the memory capacity by one thousand and the communication speed far and beyond any current industry performance.

_______________________

1 universal subscriber identity module

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This augurs a new area for the increasingly ubiquitous smart cards - as today found in telecommunications, banking, transport and ID segments - while taking a gigantic step forward in bridging the security, telecoms, multimedia and IT industries.

The new card provides a standardised and easily accessible and transferable memory resource, alleviating the need to design additional card slots in handsets and for the bundling of memory cards that is commonplace in many of today`s smart-phones.

Fundamentally, the MegaSIMTM empowered GIGAntICTM card`s secure large flash memory enables operators to offer considerably more revenue-generating services, with advanced crypto functionality for digital content protection -  allowing storage and secured access to MP3 files (several albums), Java Games, video clips, pictures and personal settings.

With the advent of this new card, M-Systems and Oberthur Card Systems are once again at the forefront of smart card design for the telecoms market, leveraging an optimal combination of the most innovative and proven technologies.

GIGAntIC cards will be available from Oberthur Card Systems starting with the second half of 2005.

More details on Oberthur Card Systems' new GIGAntIC card and M-Systems' MegaSIM technology will be revealed at the 3GSM Congress in Cannes, in February 2005.

KEY FEATURES:

*	Smart card security applications including DRM, encryption, random number generator, PKI and RSA
*	High speed data protocols including USB and MMC
*	Backwards compatibility to industry standards for end-user convenience
*	Cost and size economies compared to other memory offerings
*	Scalability. transferability, interoperability
*	Programmability

- end -

About Oberthur Card Systems

With sales of 430.1 million Euros in 2003, Oberthur Card Systems is one of the world`s leading providers of card-based solutions, software and applications including SIM and multi-application smart cards as well as services ranging from consulting to personalization.

Innovative products, security expertise and high quality services ensure Oberthur`s strong positioning in its main target markets:

*	Payment & Services: 54% of 2003 revenues. World leader and number one supplier of Visa and MasterCard payment cards
*	Mobile Communications: 33% of 2003 revenues, with open and interoperable solutions based on Java(TM) technology
*	Identity: strong positions in ID projects throughout the world
*	Multimedia: leading position in the Pay-TV market with an end-to-end expertise in the value chain : software development, manufacturing and personalization
*	Transit: focus in the high-end segment with a microprocessor-based offer

Close to its customers, the company benefits from an industrial and commercial presence across all five continents. Listed on the Euronext Stock Exchange (ISIN: FR0000124133) since July 2000, Oberthur Card Systems is a subsidiary of the François-Charles Oberthur Group. For more information, visit www.oberthurcs.com

About M-Systems' MegaSIM Technology

M-Systems` MegaSIM(TM) technology provides the foundation for a universal subscriber identity module card that combines high capacity flash-based storage - with densities reaching 128 Megabytes - and advanced security features to enable a variety of compelling mobile applications. As mobile handsets increase their multimedia capabilities, and service providers begin implementing broadband mobile service, the need for secured, scalable and configurable high capacity storage becomes acute.  The MegaSIM chipset will enable USIM card vendors to provide their mobile operator customers with a USIM card enabling a variety of advanced mobile services such as MMS, MP3 and video clips downloading, full PIM functionality, and high resolution picture storage.

About M-Systems

M-Systems designs, develops and markets innovative flash data storage solutions for digital consumer electronics markets.  M-Systems primarily targets two fast-growing digital consumer electronics markets: the USB (universal serial bus) flash drive market with its DiskOnKey® product and the cellular market with its Mobile DiskOnChip® and MegaSIM products.  For more information, please contact M-Systems at www.m-systems.com.

All company and product names mentioned may be trademarks or registered trademarks of their respective holders and are used for identification purposes only.

NOTE:  This press release includes forward-looking statements as defined in the private Securities Litigation Reform Act of 1995.  Readers are cautioned not to place undue reliance on these forward-looking statements, as they are subject to various risks and uncertainties which may cause actual results to vary significantly.  These risks include, but are not limited to, risks related to:  the effect of global economic conditions in general and conditions in the Company`s industry and target markets in particular, shifts in supply and demand, market acceptance, the impact of competitive products and pricing, product development, commercialization and technological difficulties, and capacity and supply constraints including dependence on flash component suppliers; changes in the Company`s and its customers` inventory levels and in inventory valuations; timely product and technology development/upgrades and the ability to manage changes in market conditions as needed; market acceptance of new products and continuing product demand; the impact of competitive products and pricing on the Company`s and its customers` products and markets; development, release and sales of new products by strategic suppliers and customers; development and growth of anticipated markets for the Company`s and its customers` products; and other risk factors detailed in the Company`s most recent annual report and/or in any of its other filings with the Securities and Exchange Commission.  All forward-looking statements included in this release are based upon information available to the company as of the date hereof.  The Company assumes no obligation to update the Information in this release and disclaims any obligation to publicly update or revise any such forward-looking statements to reflect any change in its expectations or in events, conditions, or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements..  Reference to the Company`s website above does not constitute incorporation of any of the information thereon into this press release.

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Editorial Contacts	Investor Contacts
Jeff Seedman / Lori Leavey	Jeff Corbin / Lee Roth
O`Leary and Partners	KCSA Worldwide
jseedman@olearypr.com / lleavey@olearypr.com	jcorbin@kcsa.com / lroth@kcsa.com
Tel: 1-949-224-4031 / 4023	Tel: 1-212-896-1214 / 1209

FOR IMMEDIATE RELEASE:

M-Systems Launches DiskOnChip® G4 - The Next Generation MLC NAND-Based Mobile Memory Solution

Building on the Success of DiskOnChip G3, DiskOnChip G4 Provides Performance and Cost Improvements at a Capacity that Caters to Mainstream Multimedia-Rich Handsets

SUNNYVALE, Calif., Jan. 5, 2005 - M-Systems (Nasdaq: FLSH) today unveiled DiskOnChip® G4, the next generation memory solution for mainstream multimedia-rich handsets.  Multi-level cell (MLC) NAND-based DiskOnChip G4 is designed to deliver the best cost structure in its category and is expected to have triple the write performance of DiskOnChip G3 and over 20 times that of MLC NOR, and a read performance that will prove to be the best among NAND devices.

Along with DiskOnChip G3 and the recently announced DiskOnChip H-Series product line, DiskOnChip G4 complements M-Systems' MLC NAND product offering. With devices ranging from 32 megabytes to 1 gigabyte, DiskOnChip products address the embedded non-volatile storage needs of all multimedia enabled handsets categories.

The cost advantages of 128 megabyte (1 gigabit) and 256 megabyte (2 gigabit) DiskOnChip G4 are achieved through the product`s single die design and use of 90 nanometer process MLC NAND flash.  Like DiskOnChip G3 and H-Series products, DiskOnChip G4 is based on M-Systems' proven and patented x2 and TrueFFS® technologies - enabling the reliable implementation of cost-effective MLC NAND.  Its single die design incorporates both the flash media, and a thin controller for legacy interface support.  1.8 Volt DiskOnChip G4, with its deep power-down mode, offers extremely low power consumption, critical in helping to extend battery life.

"Currently, six out of seven tier-one handset manufacturers have integrated M-Systems` high-capacity, high-density DiskOnChip flash disk within their products to support multimedia applications," said David Tolub, general manager of M-Systems' mobile division.  "DiskOnChip G4 builds on the success that we've enjoyed with G3 and provides additional cost and performance advantages, with capacities that are ideally suited to mainstream multimedia-enabled 3G handsets and smart phones in 2005 and 2006."

"Semico expects 56 million smartphones and PDAs to sell in 2005, rising to 74 million in 2006," said Jim Handy of Semico Research.  "Many of the multimedia-rich handsets today already have memory capacities of 64 megabytes and many are starting the shift to 128 megabytes.  By offering DiskOnChip capacities of 128 and 256 megabytes, M-Systems shows its intent to scale with this trend while including features that help to offset the difficulties of designing MLC NAND into a mobile system."

DiskOnChip G4 Features and Benefits

As smartphones, wireless PDAs, and wideband 3G feature phones continue to become more advanced in their offerings, DiskOnChip G4 is intended to deliver an advanced internal memory solution at an unmatched cost structure with the following key competitive advantages:

*

Cost:  Based on 90nm process MLC NAND, DiskOnChip G4 offers an attractive cost structure below that of standard 90nm binary NAND.  Additionally, DiskOnChip G4's internal XIP boot block eliminates the cost associated with a separate NOR flash-based boot device.

*	Performance: DiskOnChip G4 offers many features that allow it to offer very fast boot speeds (including OS and file system overhead) and a sustained read speed of over 10 megabytes per second.
*

Reliability:  DiskOnChip G4 features 4 bit EDC/ECC handling and an advanced bad block management system capable of overcoming any reliability issues inherent in underlying MLC NAND technology.  DiskOnChip G4, like DiskOnChip G3, supports 100,000 write/erase cycles per block, as SLC NAND does.

*	Mature Software Solution: DiskOnChip G4 is supported by the multimedia edition of M-Systems` TrueFFS; providing both mature technology and optimized flash management and file system software.
*

Size:  DiskOnChip G4's small die size of 9x12x1.2mm (128 megabytes) or 9x12x1.4mm (256 megabytes) and internal, cost and space saving XIP boot block, make it an ideal building block for multi chip package (MCP) memory system solutions.  The XIP boot block eliminates the need for a NOR flash-based boot device and allows for a smaller, two die MCP (DiskOnChip G4 and SDRAM or PSRAM).

*

Protection and Security:  DiskOnChip G4 provides a full range of security and protection features including secure boot, one-time programming (OTP), unique ID and partitioning, making DiskOnChip G4 an ideal building block for digital rights management (DRM) implementation.

*	Compatibility: DiskOnChip G4 is a member of M-Systems' DiskOnChip flash disk product family and is compatible with other products, such as the recently announced high-capacity DiskOnChip H-Series.

Availability

Engineering samples of DiskOnChip G4 are expected to be available in the second quarter of 2005 with mass production currently scheduled for the following quarter.

About M-Systems

M-Systems designs, develops and markets innovative flash data storage solutions for digital consumer electronics markets.  M-Systems primarily targets two fast-growing digital consumer electronics markets: the USB (universal serial bus) flash drive market with its DiskOnKey® product and the multimedia mobile handset market with its DiskOnChip products.  For more information, please contact M-Systems at www.m-systems.com.

Note to Editors:  A high-resolution photo image of M-Systems` new DiskOnChip G4 flash disk can be found on the Internet at:
www.m-systems.com/images/prs/DiskOnChip_1Gbit.jpg.

High-resolution photo images of M-Systems` other products can be found on the Internet at: www.m-systems.com/content/news/photos.asp.

###

All company and product names mentioned may be trademarks or registered trademarks of their respective holders and are used for identification purposes only.

This press release includes forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995.  Readers are cautioned not to place undue reliance on these forward-looking statements, as they are subject to various risks and uncertainties which may cause actual results to vary significantly.  These risks include, but are not limited to:  the effect of global economic conditions in general and conditions in M-Systems` industry and target markets in particular, shifts in supply and demand, market acceptance, the impact of competitive products and pricing, product development, commercialization and technological difficulties, and capacity and supply constraints including dependence on flash component suppliers; changes in M-Systems` and its customers` inventory levels and inventory valuations; timely product and technology development/upgrades and the ability to manage changes in market conditions as needed; market acceptance of new products and continuing product demand; the impact of competitive products and pricing on M-Systems` and its customers` products and markets; the development, release and sale of new products by strategic suppliers and customers; the development and growth of anticipated markets for M-Systems` and its customers` products; and other risk factors detailed from time to time in M-Systems` filings with the Securities and Exchange Commission.  M-Systems assumes no obligation to update the information in this press release and disclaims any obligation to publicly update or revise any such forward-looking statements to reflect any change in its expectations or in events, conditions, or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.  Reference to M-Systems` website above does not constitute incorporation of any of the information thereon into this press release.

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